UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HighPeak Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

43114Q 105
(CUSIP Number)

Jack Hightower HighPeak Energy, Inc. 421 W. 3rd Street, Suite 1000 Fort Worth, Texas 76102 Telephone: (817) 850-9200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 1 of 7 Pages

1	NAME OF REPORTING PERSON Jack Hightower
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; PF; BK (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,387,184
	8	SHARED VOTING POWER 81,243,726
	9	SOLE DISPOSITIVE POWER 11,387,184
	10	SHARED DISPOSITIVE POWER 81,243,726
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,630,910(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.3%(4)
14	TYPE OF REPORTING PERSON IN

1.

Mr. Hightower may be deemed to have beneficial ownership of 92,630,910 shares. A portion of such shares are held (in the amounts set forth below) by HighPeak Energy Partners, LP, HighPeak Energy Partners II, LP and HighPeak Pure Acquisition, LLC.

2.

Includes (i) 6,847,495 shares issuable upon the exercise of stock options that have been vested as of the date hereof and (ii) 681,298 shares issuable upon the exercise of warrants exercisable within sixty (60) days of the date hereof.

3.	Includes (i) 2,336 shares and (ii) 2,336 shares issuable upon the exercise of warrants exercisable within sixty (60) days of the date hereof, beneficially owned by Mr. Hightower’s family member.

4.

Based on 135,543,140 shares, including 113,177,011 shares outstanding as of March 31, 2023; 14,835,000 shares issued on July 21, 2023 as part of an underwritten offering; 7,528,793 shares issuable upon the exercise of warrants and exercisable stock options held by Mr. Hightower and 2,336 shares issuable upon the exercise of warrants exercisable within sixty (60) days of the date hereof beneficially owned by Mr. Hightower’s family member.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON HighPeak Energy Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,642,461
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,642,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,642,461
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%(1)
14	TYPE OF REPORTING PERSON PN

1.	Based on 128,012,011 shares, including 113,177,011 shares outstanding as of March 31, 2023 and 14,835,000 shares issued on July 21, 2023 as part of an underwritten offering.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON HighPeak Energy Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,740,593
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,740,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,740,593
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%(1)
14	TYPE OF REPORTING PERSON PN

1.	Based on 128,012,011 shares, including 113,177,011 shares outstanding as of March 31, 2023 and 14,835,000 shares issued on July 21, 2023 as part of an underwritten offering.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON HighPeak Pure Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,856,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,856,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,856,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(1)
14	TYPE OF REPORTING PERSON OO

1.	Based on 128,012,011 shares, including 113,177,011 shares outstanding as of March 31, 2023 and 14,835,000 shares issued on July 21, 2023 as part of an underwritten offering.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Filing Parties on August 31, 2020, as amended and supplemented from time to time (the “Schedule 13D”), with respect to the Common Stock of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings set forth on the Schedule 13D. Except as amended and supplemented by this Amendment, the Schedule 13D remains unchanged.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment amends and supplements Item 3 of the Schedule 13D to disclose the following:

On December 21, 2022, Mr. Hightower purchased 14,601 shares of Common Stock on the open market in multiple transactions at prices ranging from $21.94 to $22.00, inclusive. The weighted average price per share was $21.98, and the aggregate cash consideration was approximately $321,000 in personal funds.

On December 22, 2022, Mr. Hightower purchased 35,399 shares of Common Stock on the open market in multiple transactions at prices ranging from $21.67 to $22.00, inclusive. The weighted average price per share was $21.88, and the aggregate cash consideration was approximately $775,000 in personal funds.

On January 4, 2023, Mr. Hightower purchased 131,539 shares of Common Stock on the open market in multiple transactions at a price of $22 per share. The aggregate cash consideration was approximately $2,894,000 in personal funds.

On July 21, 2023, the Company closed an underwritten offering of 14,835,000 shares of Common Stock (the “July 2023 Offering”). In connection with the July 2023 Offering, Mr. Hightower purchased 952,380 shares of Common Stock at the purchase price of $10.50 per share using borrowed from Texas Capital Bank and West Texas Bank. The Company intends to use the net proceeds from the July 2023 Offering for working capital, including a portion of the currently due accounts discussed in the final prospectus supplement filed with the U.S. Securities and Exchange Commission on July 21, 2023, and to otherwise enhance near-term liquidity.

With respect to Mr. Hightower’s beneficial ownership of the securities of the Company set forth in rows 7 through 13 on the cover page of this Schedule 13D, 2,472,891 shares of Common Stock held by Mr. Hightower are pledged to secure bank loans.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 6 of 7 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

This Amendment amends and supplements Item 6 of the Schedule 13D to disclose the following:

Lock-Up Agreement

In connection with the July 2023 Offering, Mr. Hightower, HPEP I and HPEP II entered into lock-up agreements pursuant to which, and subject to certain exceptions, they have agreed not to sell or otherwise dispose of their shares of Common Stock for a period of forty-five (45) days after July 19, 2023.

Waiver of Registration Rights

On July 19, 2023, Sponsor waived its rights under a registration rights agreement with the Company in relation the July 2023 Offering.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

This Amendment amends and supplements Item 7 of the Schedule 13D by adding the following exhibits thereto:

Exhibit M: Form of Lock-Up Agreement.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2023

By: /s/ Jack Hightower

Name: Jack Hightower

HIGHPEAK ENERGY PARTNERS, LP

By: HighPeak Energy Partners GP, LP

its general partner

By: HighPeak GP, LLC

its general partner

By: /s/ Jack Hightower

Name: Jack Hightower

Title: Chief Executive Officer

HIGHPEAK ENERGY PARTNERS II, LP

By: HighPeak Energy Partners GP II, LP

its general partner

By: HighPeak GP II, LLC

its general partner

By: /s/ Jack Hightower

Name: Jack Hightower

Title: Chief Executive Officer

HIGHPEAK PURE ACQUISITION, LLC

By: /s/ Jack Hightower

Name: Jack Hightower

Title: Chief Executive Officer

Exhibit M

July 19, 2023

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, California 92660

Dear Sirs and Madams:

The undersigned understands that you (the “Underwriter”), propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) providing for a public offering (the “Offering”) of common stock, par value $0.0001 per share (the “Common Stock”) of HighPeak Energy, Inc., a Delaware corporation, and any successor (by merger or otherwise) thereto (the “Company”), pursuant to a registration statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”). As an inducement to the Underwriter to execute the Underwriting Agreement, the undersigned hereby agrees that without, in each case, the prior written consent of the Underwriter, during the period specified in the second succeeding paragraph (the “Lock-Up Period”), the right to receive the Common Stock (including, without limitation, the Common Stock which undersigned will not: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of the Common Stock or any securities convertible into, exercisable or exchangeable for or that represent may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired (the “Undersigned’s Securities”); or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Securities, whether any such transaction described in clause (1) or clause (2) above is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise. The foregoing restrictions are expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Securities even if such securities would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Undersigned’s Securities or with respect to any security that includes, relates to or derives any significant part of its value from the Undersigned’s Securities.

In addition, the undersigned agrees that, without the prior written consent of the Underwriter, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any of the Common Stock or any security convertible into or exercisable or exchangeable for the Common Stock.

The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and end on the earlier of (i) the date that is forty-five (45) days after the date of the final prospectus supplement used to sell the Common Stock in the Offering and (ii) the date on which the undersigned ceases to serve as a director or executive officer of the Company.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Securities: (i) as a bona fide gift or gifts; (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned; (iii) by will or intestacy; provided, however, that: (w) such transfer shall not involve a disposition for value; (x) the transferee agrees in writing with the Underwriter to be bound by the terms of this Lock-Up Agreement; and (y) no filing of a Form 4 by any party under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is required; and (iv) pursuant to the pledge, hypothecation or other granting of a security interest in shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock to one or more lending institutions as collateral or security for any loan, advance or extension of credit]. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

In addition, the foregoing restrictions shall not apply to: (i) the exercise of stock options granted pursuant to the Company’s equity incentive plans and the withholding of shares of Common Stock by the Company for the payment of taxes due upon such exercise; (ii) cashless “net” exercises of options and warrants held by the undersigned; and (iii) the receipt by the undersigned of any securities of the Company from the Company, including, but not limited to, Common Stock and stock options granted pursuant to the Company’s equity incentive plans, and warrants exercisable for Common Stock of the Company, provided that it shall apply to any of the Undersigned’s Securities issued upon such exercise.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of the Common Stock if such transfer would constitute a violation or breach of this Lock-Up Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement and that upon request, the undersigned will execute any additional documents necessary to ensure the validity or enforcement of this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that the undersigned shall be released from all obligations under this Lock-Up Agreement if: (i) the Company notifies the Underwriter that it does not intend to proceed with the Offering; (ii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder; or (iii) the Offering is not completed by October 6, 2023.

The undersigned understands that the Underwriter is entering into the Underwriting Agreement and proceeding with the Offering in reliance upon this Lock-Up Agreement.

This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

Printed name of holder

By:
Signature

Printed name of person signing (indicate capacity of person signing if signing as custodian, trustee or on behalf of an entity)